UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2 to FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  0-24412

CUSIP NUMBER:

(Check One) ☐  Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
                   ☐  Form N-CSR

For Period Ended:  December 31, 2010

[ ] Transition Report on Form 10-K                                                                                     [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K                                                                                     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

MACC Private Equities Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

2533 South Coast Highway 101, Suite 240
Address of Principal Executive Office (Street and Number)

Cardiff-By-The-Sea, California 92007
City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|x|           (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|x|           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on orbefore the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|x|           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MACC Private Equities Inc. (the “Registrant”) completed the filing of its report on Form 10-Q for the period ended December 31, 2010 on February 22, 2011.  The Registrant was unable to complete a timely filing due to the timing of transitioning to a new independent auditor, which did not allow sufficient time for the successor independent auditor to properly review the quarterly report on Form 10-Q.   The Registrant inadvertently categorized and filed Amendment No. 1 on this Form 12b-25 on March 24, 2011 as an NT-10-K/A (“Amendment No.1”).  This Amendment No. 2 contains the same information herein as Amendment No. 1, but is filed and categorized correctly as an NT-10-Q/A.

PART IV—OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

David E. Gardels	(402) 964-5027
(Name)	(Area Code) (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). ☒Yes  ☐No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes  ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MACC Private Equities Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 24, 2011	By:	/s/Derek J. Gaertner
	Name:	Derek J. Gaertner
	Title:	CFO